# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PITNEY BOWES INC /DE/, CIK 0000078814
CUSIP: 724479100
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700
Date of event which requires filing of this statement: 05/21/2025
Amends the filing with accession number 0001193805-22-001587
Filed by CIK 0001456565
Persons authorized to receive notices and communications: KURTIS J. WOLF, HESTIA CAPITAL MANAGEMENT, LLC, 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania (PA), 16046, 724-687-7842

## Reporting persons
- HESTIA CAPITAL PARTNERS LP (CIK 0001456565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,810,917; sole dispositive power 0; shared dispositive power 4,810,917; aggregate amount beneficially owned 4,810,917 (2.7% of the class)
- HELIOS I, LP (CIK 0001950196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,309,492; sole dispositive power 0; shared dispositive power 8,309,492; aggregate amount beneficially owned 8,309,492 (4.6% of the class)
- HESTIA CAPITAL PARTNERS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 13,120,409; sole dispositive power 0; shared dispositive power 13,120,409; aggregate amount beneficially owned 13,120,409 (7.2% of the class)
- Hestia Capital Management, LLC (CIK 0001815344): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 13,705,045; sole dispositive power 0; shared dispositive power 13,705,045; aggregate amount beneficially owned 13,705,045 (7.6% of the class)
- Wolf Kurt James (CIK 0001693906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 42,714; shared voting power 13,705,045; sole dispositive power 42,714; shared dispositive power 13,705,045; aggregate amount beneficially owned 13,747,759 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: PITNEY BOWES INC /DE/
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,810,917 Shares directly owned by Hestia Capital is approximately $18,853,829, including brokerage commissions. The aggregate purchase price of the 8,309,492 Shares directly owned by Helios is approximately $27,909,314, including brokerage commissions. The aggregate purchase price of the 584,636 Shares held in the SMAs is approximately $2,323,581, including brokerage commissions.

The 42,714 Shares beneficially owned directly by Mr. Wolf, including 23,810 Shares underlying Restricted Stock Units ("RSUs") that will vest within 60 days hereof, were acquired in connection with his service as a director of the Issuer.

In addition, in connection with his appointment as President and Chief Executive Officer of the Issuer, as described in more detail in Item 4 below, Mr. Wolf is eligible to receive certain long-term incentive awards, which are described in more detail in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 21, 2025, the Issuer announced that the Board determined to appoint Mr. Wolf as President and Chief Executive Officer of the Issuer, effective May 22, 2025. In connection with such appointment, Mr. Wolf entered into an employment offer letter with the Issuer (the "Employment Letter"), which was effective as of May 22, 2025. A description of the Employment Letter is set forth in Item 6 below and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 181,253,371 shares outstanding as of April 30, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

A. Hestia Capital
As of the date hereof, Hestia Capital directly owned 4,810,917 Shares.

Percentage: Approximately 2.7%

B. Helios
As of the date hereof, Helios directly owned 8,309,492 Shares.

Percentage: Approximately 4.6%

C. Hestia Partners GP
As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 4,810,917 Shares directly owned by Hestia Capital and the (ii) 8,309,492 Shares directly owned by Helios.

Percentage: Approximately 7.2%

D. Hestia LLC
As of the date hereof, 584,636 Shares were held in SMAs. As the investment manager of each of Hestia Capital, Helios and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 4,810,917 Shares directly owned by Hestia Capital, (ii) 8,309,492 Shares directly owned by Helios and (iii) 584,636 Shares held in the SMAs.

Percentage: Approximately 7.6%

E. Kurtis J. Wolf
As of the date hereof, Mr. Wolf directly owned 42,714 Shares, including 23,810 Shares underlying RSUs that will vest within 60 days hereof. In addition, as the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 4,810,917 Shares directly owned by Hestia Capital, (ii) 8,309,492 Shares directly owned by Helios and (iii) 584,636 Shares held in SMAs.

Percentage: Approximately 7.6%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hestia Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,810,917
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,810,917

B. Helios
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,309,492
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,309,492

C. Hestia Partners GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,120,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,120,409

D. Hestia LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,705,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,705,045

E. Kurtis J. Wolf
1. Sole power to vote or direct vote: 42,714
2. Shared power to vote or direct vote: 13,705,045
3. Sole power to dispose or direct the disposition: 42,714
4. Shared power to dispose or direct the disposition: 13,705,045
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 6 below, none of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 13, 2025, Mr. Wolf was awarded 10,461 RSUs in connection with his service as a director of the Issuer, each of which represents a contingent right to receive one Share. The RSUs have a one year (as defined in the Pitney Bowes Inc. 2024 Stock Plan) cliff vesting.

In connection with his appointment as Chief Executive Officer, pursuant to the Employment Letter, effective as of May 22, 2025, Mr. Wolf will be entitled to: (a) an annual base salary of $40,000, less applicable withholdings and other payroll deductions, (b) a target annual bonus of $500,000, which may be earned based on achievement of applicable performance goals established by the Board in accordance with the Issuer's Key Employees Incentive Plan (the "Incentive Plan"), subject to his continued employment with the Issuer through the date of payment and the terms and conditions of the Incentive Plan, and (c) eligibility for annual grants of long-term incentive awards with an annual target opportunity of $3,000,000.

Pursuant to the Employment Letter, Mr. Wolf's 2025 long-term incentive award will take the form of stock options (the "Options") granted on May 22, 2025. One-third of the Options will have an exercise price equal to each of $12.00, $14.00 and $16.00, respectively, and the Options will vest in equal installments on each of the first, second and third anniversaries of the grant date subject to Mr. Wolf's continued employment as Chief Executive Officer through the applicable vesting date (provided that the Options will vest on certain qualifying terminations). The Options will expire on the fifth anniversary of the grant date and will be subject to the terms and conditions of the Issuer's 2024 Stock Plan and the applicable award agreement.

The foregoing description of the Employment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Letter and the award agreement for the Options, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Employment Letter, dated as of May 21, 2025, between Pitney Bowes Inc. and Kurt Wolf (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2025).

99.2 - Form of Stock Option Award Agreement under 2024 Stock Plan for Kurt Wolf (incorporated by reference to Ex. 10.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2025).

## Signatures
- HESTIA CAPITAL PARTNERS LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (05/23/2025)
- HELIOS I, LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (05/23/2025)
- HESTIA CAPITAL PARTNERS GP, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (05/23/2025)
- Hestia Capital Management, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (05/23/2025)
- Wolf Kurt James: /s/ Kurtis J. Wolf, Kurtis J. Wolf (05/23/2025)